

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 16, 2016

Mr. Yu Han
Chief Executive Officer
Dragon Victory International Limited
Suite B1-901, No. 198, Qidi Road
Xiaoshan District, Hangzhou, PRC

> **Re:** **Dragon Victory International Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted August 22, 2016**
> **CIK No. 0001682241**

Dear Mr. Han:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Following the public filing of your registration statement, please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 1

Overview, page 1

2.   We note your disclosure on page 1 that registered users engaged in 32,406 transactions in the quarter ended March 31, 2016, compared to 9,132 in the quarter ended December 31, 2015, and 130,503 in the quarter ended September 30, 2015.

- To the extent possible, please update these numbers for the most recent periods.
- Please revise the MD&A section to identify the most significant trends that are reasonably likely to have a material effect on your revenues, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results. If you believe this performance indicator is a significant factor impacting financial results, please revise to discuss the underlying causes of the fluctuations and how these causes may impact future financial results.
- Please revise your business section to describe any seasonality in your main businesses.

For guidance, please refer to Item 4.a of Form F-1 and Items 4.B.3 and 5.D of Form 20-F.

3.   In the first full paragraph on page 2 you disclose that unlike the United States, in the PRC as long as the issuing company is not a public company and the fundraising transaction does not involve an offer or sale of securities, a finder is not required to obtain a special administrative approval for receiving a fee assisting, among other things, fundraising in private financial transactions. However, since your fee is tied to the amount of funds raised, please explain in your disclosure the nature of financing transactions in connection with which you can receive a finder's fee.

Our Competitive Strengths, page 2

4.   We note your statement that you are one of the few platforms in the PRC market that provides high-quality business incubation services to entrepreneurs. Please expand your disclosure to provide the basis for this statement. Refer to Item 4.a of Form F-1 and Item 4.B.7 of Form 20-F. Please revise your disclosure in the last paragraph to provide an objective basis upon which an investor can assess the statement regarding management's team "successful track record of launching various commercial platforms and service platforms."

Summary Financial Data, page 7

5.   Please clarify what you mean by "Equity owner of Longyun Investment" in the Consolidated Statements of Comprehensive Income Data chart. We note that the term is not otherwise used in the registration statement.

Risk Factors, page 8

Since our chief executive officer will own more than __% of our ordinary shares following the sale of the maximum offering, he will have the ability to elect directors and approve matters requiring shareholder approval, page 13

6.   Please explain here or in another appropriate section of the filing the intended meaning of your disclosure that Mr. Yu Han "has sole voting power but does not have record ownership" over 85% of the company's outstanding ordinary shares. In addition, please disclose whether the same is true for the 15% holder, Ms. Koulin Han.

There are significant uncertainties under the Draft Foreign Investment Law … , page 14

7.   We note that the Draft Foreign Investment Law, when it becomes effective, may materially impact the viability of your current corporate structure and operations. Because you must currently rely on the VIE structure to effect control over the management of Long Yun, in a separate risk factor alert investors that if you are ultimately considered a Foreign Invested Project deemed to operate in either a "restricted" or "prohibited" industry, you may no longer conduct the business pursuant to a VIE structure, which in turn would materially impact your results of operations, as well as the value of your ADSs.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain … , page 15

8.   Please revise your disclosure to be more specific with respect to the "vague and uncertain" laws and regulations that govern your current business operations. To the extent possible, please provide examples of how such laws may impact the "performance of [y]our arrangements with customers."

Dividend Policy, page 29

9.   Please revise your disclosure in the last paragraph to discuss whether or not you have applied to obtain a tax resident certificate from the Hong Kong tax authority and where you are in that process.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

10.   In the second paragraph of your disclosure, please provide context to your statement that you seek to establish 5etou platform "as a one-stop service platform for crowdfunding enterprise and fundraising in China."

Factors and Trends Affecting Our Results of Operations, page 33

11.   In the first paragraph of your disclosure you cite Ying Can Consulting's 2015 National Crowdfunding Industry Annual Report as a source of your statistical disclosure regarding the PRC crowdfunding market. We are unable to determine whether this report represents information which is publicly available or whether it was commissioned by you for use in the registration statement. In addition, a public search of "Ying Can Consulting" did not yield any results. Please advise and to the extent necessary revise your disclosure to fully articulate the basis for your industry and market data.

12.   Please define the term "tier-one city" as you use it in your disclosure.

Liquidity and Capital Resources, page 35

13.   In the second paragraph, you disclose that for the period ended March 31, 2016, cash decreased mainly due to various increases in related party receivables, among other things. Please ensure that in an appropriate section of the filing you discuss the type of activities giving rise to these receivables, identifying each related party. In addition, please provide narrative disclosure tied to your "Intercompany – Investment from/(into) Parent/Subsidiary" tabular disclosure on page 36, describing the nature of activities giving rise to the noted payments.

Critical Accounting Policies, Estimates and Judgments, page 37

14.   We note references made to the preparation of your financial statements in accordance with IFRS as issued by the IASB on pages 37-38. However, we note disclosure on page F-7 that your consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. Please revise your filing accordingly to remove this inconsistency.

Business, page 43

Overview, page 43

15.   In the last paragraph on page 43 please explain what "regional primary exchanges" are. In addition, please clarify your disclosure regarding investment activities; to the extent that you may engage in such activities, please disclose what they are.

Our History and Corporate Structure, page 44

16.   Please revise your disclosure in this section to provide a discussion of the process by which you formed your VIE structure. We note, for example, that the entities that constitute your corporate structure were formed over a nearly two-year period and at various times. We further note pursuant to your disclosure on page II-1 that, during part

of this time, it appears that you were owned by "various third parties." Please also revise to include any important events in the development of your business in this context. Refer to Item 4.a of Form F-1 and Item 4.A.4 of Form 20-F.

17. Please revise the graphical presentation on page 45 to incorporate information about the jurisdiction under which each entity is organized, as well as the year of organization. In addition, please provide narrative disclosure regarding the nature of activities each subsidiary is engaged in. For example, while the ultimate parent entity and the subsidiaries organized under the laws of BVI and Hong Kong appear to be holding companies and/or pass-through entities, the WFOE entity appears to engage in certain business activities and to hold related business assets, in addition to managing the operations of Long Yun. In this regard we also note the provisions of Section 1.1 of the Exclusive Business Cooperation Agreement filed as Exhibit 10.4 to the registration statement.

Contractual Arrangements between WFOE and Long Yun, page 45

Share Pledge Agreement, page 46

18. We note that Long Yun Shareholders have pledged all of their equity interests in Long Yun to WFOE to guarantee the performance of Long Yung's obligations under the Exclusive Business Cooperation Agreement, and have also irrevocably granted WFOE an exclusive option to purchase part or all of their equity interests in Long Yun. Please disclose whether your VIE structure would be impacted if WFOE foreclosed on the Long Yun Shareholders' equity interests in Long Yun, or exercised its option to purchase part or all of their equity interests in Long Yun.

Exclusive Option Agreement, page 46

19. Please describe the circumstances under which WFOE would exercise its exclusive option to purchase the equity interest in Long Yun and how this exclusive option arrangements fits within the VIE structure.

Our Crowdfunding Platform, page 46

Projects on our platform, page 47

20. Please explain here whether a project can be uploaded on your platform directly from the project owner or the sponsor, or whether access to the platform is fully controlled by you.

21. Please expand your disclosure to provide a brief discussion of the nature of your relationship with the third party "sponsors" that you discuss here. For example, please discuss any compensation arrangements that you have with the sponsors, the nature of

any agreements that you enter into with them and whether your sponsors can also be related parties.

Three levels of programs on our platform, page 47

22.   Please revise this section to provide a description of the representative industries that are involved in each level on your platform. Please disclose the nature of products and services developed through funds raised in your crowdfunding platform, whether any trends have developed in terms of the average funding amount/per participant in a given project and the percentage of participants who so far have qualified for the full amount of benefit. Please also discuss representative rewards associated with projects at each level, and an approximate average timeframe from initiation to completion of a typical project at each level.

23.   We note your disclosure of the three levels of programs on your platform, including the Fast Track program which has had the largest number of projects either under way or completed, and which has been the main focus of your marketing and operation. Please revise to disclose your revenue for each program for each period presented, and provide a discussion of any trends and how these trends may impact future financial results.

24.   Please quantify the amount of funds generated through the Fast Track program in light of your disclosure that the amount raised through this platform is capped at $15,000 and that "the Fast Track program had the largest amount of projects either under way or completed on [y]our platform." Please ensure that in your disclosure you account for all of the $32,520,155.85 of the funds raised through March 31, 2016.

25.   We note that a project may raise funds on your Type A platform if, among other things, you believe that its operations are sufficiently developed such that it can raise more than the limited amount which can be raised by a Fast Track program. Please provide a brief description of the types of parameters that you use in making such determinations.

Participants on our platform, page 49

26.   We note that transaction payments through your platform are processed by Union Mobile Pay, and that Union Mobile Pay retains a percentage of the proceeds from successfully completed offerings as cost for the transaction. Please revise your disclosure to discuss the nature of this arrangement, as well as any written agreements you may have entered into with Union Mobile. For example, at the time when the funding target is reached, please disclose whether Union Mobile pays you your fee from the escrowed funds, and whether Union Mobile's fee is calculated as a percentage of the funds retained for payment to you, or it is in addition to those funds. Please explain whether the term "escrow agent" in the disclosure and "Union Mobile Pay" are used interchangeably, or otherwise advise.

Transactions Processing on our Platform, page 49

27.   In the third paragraph of your disclosure you state that you no longer offer donation-based crowdfunding program but you may do so in the future. Please expand your disclosure to explain why you exited the donation-based crowdfunding program and why you believe you may do so in the future. In this regard, we also note your disclosure at the top of page 48 that you do not "presently intend to offer equity-based crowdfunding, debt crowdfunding or donation-based crowdfunding."

28.   Please revise your disclosure to indicate how it is determined that a project's target has been reached.

Business Incubation and Consulting Services, page 49

29.   We note that you enter into agreements with the projects on an ongoing and/or as-needed basis. Please disclose the nature of the compensation that you earn in this segment. For example, please disclose whether your compensation is derived from fees in connection with the services that you provide or from taking an equity interest in the project or some other type of arrangement.

30.   At the end of the first paragraph you state that your "in-house professionals provide each of the aforementioned services." Given the scope of services that you provide, including legal and accounting services, please describe how you were able to develop and grow this expertise given your short operating history.

Financing and Strategic Business Opportunities Consulting Services, page 50

31.   You disclose on page 52 that one of your competitive advantages is your strategic partnerships with prominent funding sources. Please expand your disclosure here to describe how these partnerships were developed, the amount of financing you have helped raise in your role as a placement agent/broker-dealer and whether you rely on certain funding sources more than others.

Marketing, page 50

32.   Please revise to provide a brief description of the nature of the "business partnership" that you have with the listed regional and municipal incubation parks, as well as a brief description of the nature of the regional and municipal incubation parks themselves. Please also disclose how these relationships were developed and whether you have any compensation arrangements with these incubation parks. Please provide similar disclosure regarding the nature of your collaborations with government-sponsored or university-sponsored incubators.

33. Please revise to provide a brief description of the nature of your strategic alliance agreement with SMI. Please disclose whether you will make payments to SMI pursuant to the agreement, as well as any other benefits that you may provide to SMI. Please tell us why the SMI agreement does not represent a material agreement to the business, which would be required to be filed as an exhibit to the registration statement. Refer to Item 8.a of Form F-1 and Item 601(b)(10) of Regulation S-K.

Intellectual Property, page 59

34. To better assess your reliance on the intellectual properly underlying the crowdfunding platform, please explain to us the role that the IP component of your platform plays in your competitive advantage among other crowdfunding companies. In addition, please clarify whether Long Yun owns the IP or whether it licenses it from Mr. Han.

Executive Compensation, page 62

35. We note that you have filed a form of employment agreement as Exhibit 10.3 containing a number of blanks. In light of your disclosure that you have entered into employment agreements with your executive officers, please ensure that you file complete copies of executed employment agreement for each of your named executive officers.

Principal Shareholders, page 63

36. Please refer to the Recent Sales of Unregistered Securities disclosure on page II-1. To the extent that Mr.Yu Han and Ms. Koulin Han hold their equity interest in the company through Honesty Heart Ltd. and Destiny Links Management Ltd., please revise your footnote disclosure accordingly.

37. Please revise to disclose the relationship, if any, between Mr. Yu Han and Ms. Koulin Han.

History of Share Capital, page 63

38. Please revise your disclosure here to describe the original transaction pursuant to which the company completed its first sale of securities in reliance upon Regulation S and the subsequent sale to Mr. Yu Han and Ms. Koulin Han.

Material Transactions with Related Parties, page 64

39. Please provide the information required by Item 4.a and Item 7.B. of Form 20F. Please ensure that you capture in your disclosure all applicable related party transactions described in Notes 6 and 7 to your financial statements.

40.   Please revise to indicate whether or not Mr. Yu Han fully repaid the loans described here as of August 31, 2016.

Description of Share Capital, page 65

Differences in Corporate Law, page 72

41.   Please revise to provide a description of the differences between the Cayman Companies Law and either the laws of the State of Delaware or the laws of the State of New York, as the law governing the deposit agreement.

Description of American Depositary Shares, page 75

Amendment and Termination, page 80

42.   We note that ADR holders must be given at least thirty days' notice of any amendment that, among other things, prejudices any substantial existing right of ADR holders. Please provide a brief description of what a "substantial existing right of ADR holders" would be in this context. In addition, the description of ADSs on page 6 indicates that you may amend or terminate the deposit agreement without the holders consent. Please explain the circumstances under which you may exercise this right, and include appropriate risk factor disclosure.

Taxation, page 86

General

43.   Please file as exhibits to the registration statement the tax opinion of U.S. counsel and Chinese counsel, respectively. Please revise the exhibit index to list these exhibits separately. Refer to Item 8.a. of Form F-1, Item 601(b)(8) of Regulation S-K and Section III.B.2 of Staff Legal Bulletin No. 19 for guidance.

People's Republic of China Enterprise Taxation, page 86

44.   We note your statement that, "if [you] are considered as a PRC tax resident enterprise for PRC tax purposes," any dividends paid to your overseas shareholders that are non-resident enterprises as well as gains realized by such shareholders "may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%." Please remove the qualifications in this sentence and provide an opinion as to whether or not you will be considered as a PRC tax resident enterprise for PRC tax purposes and, accordingly, whether or not the income received by your overseas shareholders will be regarded as China-sourced income. If counsel is unable to provide a "will" opinion, please revise your disclosure to explain why counsel is unable to do so,

and describe the degree of uncertainty in the opinion. For guidance, please refer to Section III.C.4 of Staff Legal Bulletin No.19.

45.   In the last paragraph, your disclosure suggests that there is a tax treaty between the United States and PRC, which allows eligible beneficiaries to credit the PRC tax against their United States federal income tax liability. Please expand your disclosure to identify the treaty, as well as to explain its eligibility requirements.

United States Federal Income Taxation, page 88

46.   To the extent that there is a difference in the listing standards between NYSE and NYSE MKT, the exchange where you plan to list your ADSs, please discuss whether or not, for non-corporate U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income. In this regard, we note your statement that, in order to be "readily tradable on an established securities market in the United States," the Ordinary Shares must be listed on the NYSE.

Passive Foreign Investment Company, page 89

47.   Please explain why you are unable to determine whether you will be a PFIC for calendar year 2016. For example, please indicate whether you have made any investments or anticipate making investments in assets that produce passive income at levels that would exceed 50% of your total assets. Please also indicate whether you have implemented or plan to implement any policies in order to avoid becoming classified as a PFIC.

Plan of Distribution, page 91

Discounts, Commissions and Expenses, page 92

48.   You disclose that you have agreed to grant to the underwriter a warrant covering a number of ADSs sold in the offering. Please tell us how you plan to comply with the registration requirements of the U.S. federal securities laws regarding the issuance of the warrants and the underlying securities issuable upon exercise of the warrant, or whether you plan to rely upon an available exemption, identifying the exemption. We note that the warrant is exercisable within the year of its issuance.

Part II, Information Not Required in Prospectus

Item 7. Recent Sales of Unregistered Securities, page II-1

49.   We note that, according to your disclosure here, on June 19, 2016, the company issued approximately 100,000,000 ordinary shares to various third parties pursuant to Regulation S under the Securities Act. Please name the persons or identify the class of buyers to whom the securities were sold, as well as disclose the price per share. For guidance, please refer to Item 7 of Form F-1 and Item 701 of Regulation S-K.

50.   We further note that you disclose that, on January 25, 2016 and January 29, 2016, the unrelated purchasers "transferred" 85,000,000 ordinary shares to entities controlled by Mr. Yu Han and Ms. Koulin Han, respectively. However, you state that the unrelated purchasers purchased their shares on June 19, 2016. Please reconcile your disclosure and explain whether the 85,000,000 shares were "transferred" or sold to Mr. Yu Han and Ms. Koulin Han.

Notes to Consolidated Financial Statements

General

51.   Please revise your financial statement footnotes, where necessary, to provide amounts in U.S. dollars where currently only RMB amounts are presented in order to allow reconciliation to your financial statements and related footnote disclosures.

Note 2 – Summary of Significant Accounting Policies – k) Foreign Currency Translation, page F-14

52.   Please tell us in detail why you have not recorded any translation adjustments in comprehensive income.

Note 6 – Investments in Entities and Its Valuations, page F-17

53.   We note disclosure of your investment in HangZhou ChuShi Network Technology Ltd. Co. and subsequent sale of a portion of your ownership interest at a significant gain. We also note your disclosure that these sales were to a related party (Mr. Liao Xiang, Company CMO), that there is currently no secondary market for your equity interest, and that your share of losses for this investment in fiscal year 2015 was $2,082 and that your recorded an impairment loss in fiscal year 2016. Please tell us in detail and revise to discuss:

- how the sales prices were determined;
- if and how the transactions were evaluated for fairness;
- any ongoing contractual or other commitments as a result of the sales; and

- why you believe the value of your equity investment has increased so substantially, given the losses recorded in fiscal year 2015 and the impairment losses recorded in fiscal year 2016.

    Also, disclose the amount of impairment recorded for the year ended March 31, 2016.

54. We note disclosure on page F-18 that you recorded impairment charges of $30,118 on your cost method investments during the year ended March 31, 2016. Please revise to provide detail of the impairment charges by each cost method investment.

Note 7 – Related Party Transactions, page F-19

55. We note disclosure of the outstanding payable to JiaXiang YiTou Shangma Investment Ltd Partnership that was transferred to Mr. Han Yu on March 31, 2016. Please tell us how this transaction was accounted for in your financial statements along with the supporting accounting guidance. Also, revise your disclosure related to this loan on page 64 to disclose that the loan was transferred to Mr. Han Yu with no recourse to Dragon Victory or any subsidiary.

Note 10 – Income Taxes, page F-20

56. Please revise to disclose the nature of your deferred tax asset in the PRC.

57. Please revise to disclose the facts and circumstances which support the large valuation allowance recorded at March 31, 2016. Specifically address the fact that no valuation allowance was recorded at March 31, 2015. Please refer to ASC 740-10-30.

Signatures

58. Please have the registration statement also signed by the company's chief financial officer and controller. In this regard we note that Mr. Gu is the company's CFO. Refer to Instruction 1 to Signatures on Form F-1.

Exhibits

59. Please file a copy of the escrow agreement between you and Continental Stock & Trust Company as an exhibit to the registration statement.

        You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley, Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3369 with any other questions.

                                        Sincerely,

                                        /s/ Era Anagnosti

                                        Era Anagnosti
                                        Legal Branch Chief
                                        Office of Financial Services

cc: Ying Li, Esq.
        Joan Wu, Esq.
        Hunter Taubman Fischer & Li LLC